

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

April 29, 2013

<u>Via E-mail</u>
Mr. O.C. Kim
Chief Executive Officer
Franklin Wireless Corp.
6205 Lusk Boulevard
San Diego, California 92121

**Re: Franklin Wireless Corp.
               Form 10-K for Fiscal Year Ended June 30, 2012
               Filed October 15, 2012
               Form 10-Q for Fiscal Quarter Ended December 31, 2012
               Filed February 14, 2013
               No. 001-14891**

Dear Mr. Kim:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Terry French for

                                        Larry Spirgel
                                        Assistant Director